FORM 4

  (X)  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

                    UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION         _____________________
                WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                     |_____________________|
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                     |EXPIRES:             |
                                                     |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
 ___________________________________________________________________________
 1.    Name and Address of Reporting Person

     Ahern                         Edward                        C.
     ______________________________________________________________________
        (Last)                      (First)                    (Middle)

      440 North Orleans
     _______________________________________________________________________
                                   (Street)
      Chicago                       IL                            60610
     _______________________________________________________________________
        (City)                      (State)                      (Zip)
 ___________________________________________________________________________
 2.  Issuer Name and Ticker or Trading Symbol

      Prism Financial Corporation / PRFN
 ___________________________________________________________________________
 3.  I.R.S. Identification Number of Reporting Person, if an entity
     (Voluntary)

 ___________________________________________________________________________
 4.  Statement for Month/Year

      April / 2000
 ___________________________________________________________________________
 5.  If Amendment, Date of Original (Month/Year)

 ___________________________________________________________________________
 6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     (  ) Director
     (  ) 10% Owner
     ( X) Officer (give title below)
     (  ) Other (specify title below)

      Senior Vice President of Secondary Marketing
      _____________________________________________

 ___________________________________________________________________________
 7.  Individual, or Joint/Group Filing (Check Applicable Line)
     ( X) Form filed by One Reporting Person

     (  ) Form filed by More than One Reporting Person

 ___________________________________________________________________________
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 TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED
 ___________________________________________________________________________
 1.  Title of Security (Instr. 3)

      Common Stock
 ___________________________________________________________________________
 2.  Transaction Date (Month/Day/Year)

      (1) May 25, 1999

      (2) April 20, 2000
 ___________________________________________________________________________
 3.  Transaction Code (Instr. 8)

      (1) P

      (2) U
 ___________________________________________________________________________
 4.    Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

      (1) 5,000 shares         A         $14.00 per share

      (2) 5,000 shares         D         $7.50 per share
 ___________________________________________________________________________
 5.  Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)

      0
 ___________________________________________________________________________
 6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

      D
 ___________________________________________________________________________
 7.  Nature of Indirect Beneficial Ownership (Instr. 4)

 ___________________________________________________________________________
 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
            OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
 ___________________________________________________________________________
 1.    Title of Derivative Security (Instr. 3)


      (1) Employee Stock Option (right to acquire)

      (2) Employee Stock Option (right to acquire)

      (3) Employee Stock Option (right to acquire)
 ___________________________________________________________________________
 2.    Conversion or Exercise Price of Derivative Security

      (1) $3.375

      (2) $3.375

      (3) $14.00
 ___________________________________________________________________________
 3.  Transaction Date (Month/Day/Year)

      (1) 1/21/00

      (2) 4/25/00

      (3) 4/25/00
 ___________________________________________________________________________
 4.  Transaction Code (Instr. 8)

      (1) A, V

      (2) J (See Note 1.)

      (3) J (See Note 2.)
 ___________________________________________________________________________
 5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)

      (1)  60,000    A

      (2)  60,000    D

      (3)  55,000    D
 ___________________________________________________________________________
 6.  Date Exercisable and Expiration Date (Month/Day/Year)

      (1) and (2)    exercisable: (See Note 1.)    expiration: 1/21/10

      (3)            exercisable: (See Note 2.)    expiration: 5/24/09
 ___________________________________________________________________________
 7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

      (1) Common Stock, 60,000 shares

      (2) Common Stock, 60,000 shares

      (3) Common Stock, 55,000 shares
 ___________________________________________________________________________
 8.  Price of Derivative Securities (Instr. 5)

      (2) $4.125

      (3) (See Note 2.)
 ___________________________________________________________________________
 9.  Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)

      0
 ___________________________________________________________________________
 10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
     (Instr. 4)

      D
 ___________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)

 ___________________________________________________________________________

 EXPLANATION OF RESPONSES:

 Note 1. Pursuant to the merger agreement among Prism Financial Corporation, Prism Acquisition Subsidiary, Inc. and Royal Bank of Canada (the "Merger Agreement"), this option was cancelled in consideration for cash payments, payable according to the option's vesting schedule, equal on a per-share basis to the difference between the exercise price of the option ($3.375) and the cash merger consideration provided for by the Merger Agreement ($7.50). Under the applicable option agreement, this option would have vested as to 20,000 underlying shares on June 19, 2000 and as to 40,000 underlying shares on January 20, 2001.

 Note 2. Pursuant to the Merger Agreement, this option, which was subject to a five-year vesting schedule, was cancelled without consideration.

     /s/ Edward C. Ahern                               5/10/00
    _____________________________________           ________________
    **  SIGNATURE OF REPORTING PERSON                     DATE

 _____________________________

    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

   NOTE:  FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY

          SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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